September 20, 2024

Gregory McCabe
Chief Executive Officer
Next Bridge Hydrocarbons, Inc.
6300 Ridglea Place, Suite 950
Fort Worth, TX 76116

       Re: Next Bridge Hydrocarbons, Inc.
           Form 10-K for the Fiscal Year ended December 31, 2023
           Filed July 17, 2024
           File No. 000-56648
Dear Gregory McCabe:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2023
Financial Statements
Note 12 - Explanation of the Restatement, page F-19

1.     We note the disclosures in advance of page one stating    the Company
and its new
       auditing firm analyzed the previous 2022 financial statements and determined that there
       were reporting deficiencies,    and    the Company and its new auditing
firm determined that
       the 2022 audit performed by Borgers should not be included in the 2023
filing,    and that
       based on those views you engaged the firm to also reaudit the 2022 financial statements.

       You explain that you assessed the need for impairment of costs capitalized for the oil and gas properties and considered the potential expiration of the underlying mineral lease as a
       "triggering event,    including reference to the Orogrande Project, and
that you decided to
       fully impair the costs because there was no assurance a renewal would be secured prior to the end of 2024, notwithstanding negotiations that were underway to extend the lease.
       You state that    The new auditing firm recommends that this higher
impairment is more in
       line with the standard practices within the oil and gas exploration industry during periods in which lease renewals are pending and subject to renewal.
 September 20, 2024
Page 2


       Please clarify for us the extent and nature of advisement received from the new audit firm as to the valuation and standard practices, including any criteria applied in determining that full impairment would be more in line with standard practices, and provide us with all written communications that you received from the new audit firm on this topic.

       Please also clarify how your view of the approaching lease expiration
date as a    triggering
       event    determined the scope and extent of the accounting procedures that you refence as
       being applied to examine the need for an impairment adjustment, in contrast to any procedures that you would have applied in the absence of this uncertainty.

2. We understand from your various tabulations under this heading and the disclosures on page F-8 that you recognized an impairment of $80.7 million for the two-week successor period of 2022 in connection with the restatement, having the effect of eliminating the entire balance of your oil and natural gas properties account, and that an additional $27.2 million impairment was recognized during 2023, pertaining to similar costs that had been subsequently capitalized. We see that you had reported all such costs as unevaluated under the full cost method, and that the balance had accumulated to $119.5 million as of the end of your 2023 third fiscal quarter, prior to the restatement.

       Please explain to us how you applied the accounting policy described in the second paragraph on page F-8, indicating costs capitalized for unevaluated properties are reviewed for impairment on at least a quarterly basis, to include considering seismic data, requirements to relinquish acreage, drilling results, remaining time in the commitment period, remaining capital plan, and political, economic, and market conditions, in concluding that all such costs were fully impaired.

       Tell us how each criteria listed in your policy was considered relative to the Orogrande
       Project; it should be clear how you considered the status of properties, recent exploration work, the intentions expressed in your disclosures on pages 6 and F-11, stating the
       Company       expects to exercise its option to extend the term under
the DDU Agreement
       prior to its expiration,    and the financing arrangements described on
pages 7, 12, 34, F-
       11, and 57, which appear to have covered the wells drilled during 2023, and to have conveyed options for participants to fund similar activity during 2024.

       Tell us the extent to which the well criteria for 2024 have been satisfied, the extent of any financing or indications of financing that you expect will enable an extension of the leases prior to year-end, and of all relevant dates corresponding to these matters. Please clarify whether you have subsequently secured an extension of the leases.

Note 11 - Subsequent Events, page F-18

3. We note that you report having acquired four entities in March 2024 from Wildcat
       Partners SPV, LLC in exchange for 2,500,000 shares of your common stock and on page
       19 of the 2024 first quarter interim report, you disclose that there was a concurrent arrangement with Magnetar Exploration L.P., under which it would acquire from you
 September 20, 2024
Page 3

       various interests in leases that you were acquiring in the transaction and that this associated transaction resulted in a gain on the sale amounting to $618,504.

       Please explain to us how you concluded that your accounting for the acquisition resulted in fair value being ascribed to the assets acquired, considering the concurrent arrangement to sell the interests for cash consideration, and the guidance in FASB ASC 805-50-30-2, requiring measurement based on the fair value of the consideration given or the fair value of the net assets acquired, whichever is more clearly evident and reliably measurable.

       Please clarify how the bonus arrangements were formulated and considered in your valuation, identify the intended recipients, and describe any associations and relationships between those individuals or parties and the company and its officers. Provide us with the purchase agreements and sales agreements underlying these transactions; these should also be filed as exhibits to comply with Item 601(b)(10) of Regulation
S-K.

4.     We note that you report an    Adjustment to share value    of
$12,428,719 in the column for
       Additional paid-in capital for the three months ended June 30, 2023, in the Statements of
       Stockholders' Deficit on page 10 of your 2024 second quarter interim report. Tell us your rationale for this adjustment and explain to us why this has not been identified as part of a restatement, since it did not appear in your original report for this earlier period.

5. Please explain to us why you have reported cash proceeds from the sale of assets of
       $1,141,142 as a financing activity in the Statements of Cash Flows on page 11 of your
       2024 second quarter interim report, and how you considered this to be permissible considering the presentation guidance in FASB ASC 230-10-45-12.

Controls and Procedures, page 46

6. Given the nature of the restatement made in conjunction with the audit of your 2023 financial statements, and considering that your officers identified material weaknesses in your internal control over financial reporting, and determined that such controls were not effective as of year-end, tell us how disclosure controls and procedures were nevertheless considered to be effective; it should be clear how the substantial overlap discussed in
       Section II.D. of SEC Release 33-8238 was considered in formulating that view.

Principal Accountant Fees and Services, page 58

7. Please explain to us why you attribute all of the fees listed in the tabulation as paid to BF
       Borgers, CPA, since you report elsewhere having engaged M&K CPAS, PLLC, of
       Woodlands, Texas, to audit the 2022 and 2023 financial statements.

       Provide us with a detailed description of the services provided by the independent accountant within the fourth category, corresponding to the $330,000 in fees for 2023, and submit the revisions that you propose to clarify the matter referenced above and to comply with paragraph (4) of Item 14 of Form 10-K, regarding the nature of the services.
 September 20, 2024
Page 4


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joseph Klinko at 202-551-3824 or Jenifer Gallagher at 202-551-3706 if
you have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation